June 20, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (336) 719-4566

Mark Castaneda
Chief Financial Officer
Pike Holdings, Inc.
100 Pike Way
Mount Airy, North Carolina 27030


Re: 	Pike Holdings, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed June 3, 2005
	File No. 333-124117

Dear Mr. Castaneda:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note that you now refer to independent and/or third party appraisers and specialists throughout the filing, including MD&A and the notes to the pro forma and historical financial statements. Either identify each expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation
C.

Table of Contents, page i

2. Please move the dealer prospectus delivery obligation to the outside back cover. Refer to Item 502(b) of Regulation S-K.



Prospectus Summary, page 1

3. We note your supplemental response to comments 3 and 6 of our letter dated May 17, 2005. Please revise your prospectus to state the basis for your assertion on page 61 that "year-over-year improvements in recordable and lost-time incident rates at Pike stand-alone in each of the five years ended June 30, 2004," and provide independent support supplementally.

Summary Historical and Pro Forma Financial Data, page 6

4. Revise the pro forma disclosures on page 7 to comply with comment
13 of our letter dated May 17, 2005.

5. Revise your disclosures related to the limitations of both non-GAAP measures you present to address the limitation due to eliminating income taxes. In addition, revise the disclosures to separately address the additional limitations of adjusted EBITDA. It appears to us that the current disclosures related to the additional limitations of adjusted EBITDA merely identify one item that is excluded and do not address the actual limitations due to eliminating each item.

Use of Proceeds, page 22

6. We note your response to comments 9 and 11 of our letter dated
May
17, 2005. Please revise this section to specify the allocation of proceeds from the offering between the Tranche B and Tranche C notes.

Capitalization, page 23

7. It appear to us that you should revise as adjusted stockholders` equity here and throughout the filing to include the impact of non-recurring expenses directly attributable to the pro forma transactions that are excluded from pro forma earnings. It appears to us that the non-recurring expenses would include: the loss you will incur due to the repayment of debt with offering proceeds; the fee you will incur due to the termination of the management services agreement; and the expense you will record related to the modification of the deferred compensation plan during the quarter ended June 30, 2005.

Unaudited Pro Forma Condensed Financial Data, page 25

8. Based on the disclosure that the allocation of purchase price is preliminary, revise the notes to the pro forma financial statements to identify and address any pre-acquisition contingencies and to address the potential impact of finalizing the purchase price allocation.

9. Revise the ninth paragraph on page 25 to disclose that the pro forma statements of operations also exclude the impact of certain non-recurring expenses directly attributable to the pro forma transactions. In addition, identify the pro forma earnings on pages
26 and 29 as pro forma earnings before non-recurring expenses.

Management`s Discussion and Analysis, page 33
Deferred Compensation in Connection with Our Acquisition of Red
Simpson, page 39

10. Revise the disclosures on page 39 to explain the differences between the $29.1 million in deferred compensation you agreed to pay over four years, the $25.4 million you disclose as the face value, and $37.5 million in payments over the next four years.

Results of Operations, page 41
Nine Months Ended March 31, 2005

11. Revise the disclosures on page 42 to address the entire change in general and administrative expenses during the interim periods.

Corporate Information, page 64

12. Please revise to provide more detail here and briefly in your summary concerning your plans to reincorporate in Delaware.

Principal and Selling Stockholders, page 77

13. Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by Lindsay Goldberg & Bessemer. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise or advise.

14. We note your responses to our prior comments 39 through 42.
Please disclose your response to our prior comment 41 in your prospectus.

Underwriting, page 90

15. We note your disclosure in the second full paragraph that the underwriting agreement provides for termination of the offering if an underwriter defaults. This appears to be a market-out provision that, practically speaking, places the risk of the success of your offering on your company and results in the underwriters participating upon a "best efforts" basis. Please supplementally explain how this termination right is consistent with a firm commitment offering. For guidance, please refer to the First Boston
Corporation no-action letter, dated September 3, 1985. We also note that you have not yet filed the underwriting agreement as an exhibit to your registration statement.

16. Please revise your prospectus to include your supplemental response to comment 51 of our letter dated May 17, 2005.

Pike Holdings, Inc. Audited Consolidated Financial Statements
Consolidated Statement of Income, page F-5

17. We note your response to our prior comment 52.  We believe
Rule
5-03(9) of Regulation S-X identifies specific items that may be classified as non-operating expenses. Based on the specific nature of the recapitalization expenses you incurred, it remains unclear to us how they meet these requirements. We also note that the line item other, net includes gains and losses on the sale of property and equipment. It appears to us that these gains and losses should also be included in income from operations based on the requirements of paragraph 45 of SFAS 144. Please revise your consolidated statements of income as appropriate. This comment is also applicable to the transaction expenses recorded by Red Simpson on page F-5.

Consolidated Statements of Cash Flows, page F-7

18. We note your response to our prior comment 53. We believe paragraph 20 of SFAS 95 identifies specific cash outflows that should included in cash flows from financing activities. Based on the specific nature of the recapitalization expenses you incurred, it remains unclear to us how they meet the requirements for classification as cash flows from financing activities. We note that these payments were not directly related to reacquiring equity interests from owners. Please revise your consolidated statements of cash flows as appropriate.

Note 9 - Stockholders` Equity, page F-17

19. We note your response to comment 59 of our letter dated May
17,
2005, that you will supplementally provide the proposed IPO price range once it is established. At that time, please provide the following additional disclosures related the fair value of equity instruments:
* Whether the valuation you used to determine the fair value of equity instruments was contemporaneous or retrospective;
* If the valuation specialist was a related party, a statement indicating that fact;
* The intrinsic value of outstanding equity instruments based on the estimated IPO price;
* A discussion of the significant factors, assumptions and methodologies used in determining fair value during the periods presented;
* A discussion of each significant factor contributing to the difference between the fair values as of each grant date and the estimated IPO price; and
* The reason management chose not to obtain a contemporaneous valuation.

Condensed Consolidated Financial Statements
Note 3 - Acquisition, page F-30

20. Correct the inconsistency in the lives of the identified intangible assets disclosed here and on page F-33.

Note 4 - Recapitalization, page F-31

21. Disclose why you redeemed the Series A preferred stock for $20 million in light of its carrying value of $6 million.

Note 10 - Deferred Compensation Plan, page F-35

22. Correct the disclosures on page F-36 that the $4.8 in deferred compensation expenses was recorded during the nine months ended
March
31, 2005, not 2004.

Exhibits

23. Please file the Recapitalization and Investment Agreement as an exhibit to your registration statement.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.













      You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff
Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc:	W. Clayton Johnson, Esq. (via facsimile 212/474-3700)
      Sarah S. Jones, Esq.
      Cravath, Swaine & Moore LLP
      Worldwide Plaza
	825 Eighth Avenue
	New York, New York 10019
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Mark Castaneda
Pike Holdings, Inc.
June 20, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

           DIVISION OF
CORPORATION FINANCE